UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

Amendment No. 1 to the Memorandum of Understanding

On September 2, 2023, Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company” or “Sequans”) and Renesas Electonics Corporation a Japanese corporation, entered into Amendment No. 1 to the Memorandum of Understanding dated August 4, 2023 (the “Amendment No. 1”) to correct certain scrivener’s errors in the Company’s representation regarding its capitalization and in certain of the procedures for the Post-Offer Reorganization. Amendment No. 1 is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Press Release

On September 11, 2023, Sequans issued a press release, a copy of which is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This document including exhibits may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Renesas and/or Sequans and/or the combined group following completion of the transaction and certain plans and objectives of Renesas with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Renesas and/or Sequans (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents filed by Parent and Purchaser and the Schedule 14D-9 and Schedule 13E-3 filed by Sequans. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Neither Renesas nor Sequans undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

No member of the Renesas group or the Sequans group nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Renesas group or the Sequans group. All subsequent oral or written forward-looking statements attributable to any member of the Renesas group or the Sequans group, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent commenced a tender offer for all of the outstanding ordinary shares, including American Depositary Shares of Sequans, on September 11, 2023. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Renesas Electronics Europe GmbH, a direct wholly owned subsidiary of Parent (“Purchaser”) filed with the Securities and Exchange Commission (the “SEC”) or the solicitation/recommendation statement that Sequans filed on Schedule 14D-9 with the SEC upon commencement of the tender offer. Purchaser filed tender offer materials on Schedule TO with the SEC, and Sequans filed a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 transaction statement with respect to the tender offer with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND TRANSACTION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND BE CONSIDERED BY SEQUANS’ SECURITYHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement and transaction statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS, THE SOLICITATION/RECOMMENDATION STATEMENT AND THE TRANSACTION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

Exhibit Index

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description
99.1
Amendment No. 1 to the Memorandum of Understanding by and between Renesas Electronics Corporation and Sequans Communications S.A., dated as of September 2, 2023 (incorporated by reference to Exhibit (d)(2) to the Schedule 13E-3 filed by Sequans Communications S.A. with the SEC on September 11, 2023).

99.2
Press Release issued by Sequans Communications S.A. dated September 11, 2023 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule 13E-3 filed by Sequans Communications S.A. with the SEC on September 11, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: September 11, 2023	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer